PETROLEUM DEVELOPMENT CORPORATION

103 East Main Street
Bridgeport, West Virginia 26330

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

June 13, 2003

To the Stockholders of
PETROLEUM DEVELOPMENT CORPORATION:

Notice is hereby given that the Annual Meeting of Stockholders of Petroleum Development Corporation (the "Company") will be held at the Holiday Inn, Lodgeville Road, Bridgeport, West Virginia 26330, on June 13, 2003 at 10:00 A.M., West Virginia time, for the following purposes, all as more fully described in the accompanying Proxy Statement:

(1) To elect three directors to serve a term of three years or until their successors shall be elected and shall qualify;

(2) To ratify the selection of independent public accountants for the Company for the fiscal year ending December 31, 2003.

(3) Such other business as may properly come before the meeting or any adjournments thereof.

The Board of Directors has fixed the close of business on May 16, 2003 as the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting. The presence in person or by proxy of the holders of a majority of the outstanding shares of the Company's Common Stock is required to constitute a quorum.

EACH STOCKHOLDER IS CORDIALLY INVITED TO BE PRESENT AND TO VOTE AT THIS MEETING IN PERSON. STOCKHOLDERS WHO DO NOT EXPECT TO ATTEND ARE REQUESTED TO SIGN AND DATE THE ACCOMPANYING PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED POSTPAID ENVELOPE.

By Order of the Board of Directors,

James N. Ryan
Chairman

Bridgeport, West Virginia
May 19, 2003

PETROLEUM DEVELOPMENT CORPORATION
PROXY STATEMENT
ANNUAL MEETING OF STOCKHOLDERS
June 13, 2003

INTRODUCTORY STATEMENT

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of proxies for use at the Annual Meeting of Stockholders of Petroleum Development Corporation (the "Company") to be held on June 13, 2003, notice of which is attached, and at any adjournment thereof.

Any stockholder giving the accompanying proxy has the power to revoke it prior to its exercise by filing with the Secretary of the Company a written notice of revocation or a duly executed proxy bearing a later date. Giving the accompanying proxy will not affect your right to vote in person should you find it convenient to attend the Annual Meeting. The presence of a stockholder at the Annual Meeting will not automatically revoke that stockholder's proxy. Shares represented by proxy will be voted by the proxy holders in accordance with your instructions unless you revoke your proxy or attend the meeting and elect to vote in person. This Proxy Statement and the proxy were first mailed to stockholders on May 19, 2003. The mailing address of the principal executive offices of the Company is Petroleum Development Corporation, P.O. Box 26, Bridgeport, West Virginia 26330.

The Annual Report to Stockholders for 2002, containing audited financial statements and other information about the Company, accompanies this Proxy Statement.

VOTING SECURITIES

The outstanding voting securities of the Company as of March 31, 2003, consisted of 15,688,333 shares of $0.01 par value common stock ("Common Stock"). Stockholders of record as of the close of business on May 16, 2003 are entitled to vote. Each stockholder is entitled to one vote for each share of Common Stock held of record on this date. Stockholders are not permitted to cumulate their votes for the election of directors. If a stockholder holds shares through a broker, stock exchange rules prohibit a broker from voting shares held in a brokerage account on some proposals (a "broker non-vote") unless the beneficial owner has given instructions to the broker. Abstentions and broker non-votes will be counted in the number of shares present in person or represented by proxy for purposes of determining whether a quorum is present but will not be voted on the proposal.

PROPOSAL #1

ELECTION OF DIRECTORS

The Company's By-Laws provide that the number of directors shall be seven, that the directors of the Company shall be divided into three classes and that, at each annual meeting of stockholders of the Company, successors to the class of directors whose term expires at the annual meeting shall be elected for a three-year term. The classes are staggered so that the term of one class expires each year. Mr. Nestor, Ms. Wakim and Mr. Williams are members of the class whose term expires in 2003; Mr. D'Annunzio and Mr. Ryan are members of class whose term expires in 2004; and Mr. Rettinger and Mr. Swoveland are members of the class whose term expires in 2005. There is no family relationship between any director or executive officer and any other director or executive officer of the Company. There are no arrangements or understandings between any director or officer and any other person pursuant to which such person was selected as an officer. Votes pursuant to the enclosed proxy will be cast, unless authority is withheld, for the election of the three persons named under "Nominees for Terms Expiring 2006" below, each of whom is a member of the present Board and each of whom is expected to be able to serve on the Board to be elected at this Meeting. If any of such persons is unwilling or unable to act in such capacity, an event which is not now anticipated, the enclosed proxy will be voted for such person or persons as the Board of Directors may designate. During 2002, the Board of Directors held ten meetings. No director attended fewer than 75% of the aggregate of all meetings of the Board and the committees, if any, upon which such director served.

Vote Required

A plurality of the votes cast at the Annual Meeting in person or by proxy, is required for the election of directors. Abstentions and broker non-votes will not be considered as votes cast with respect to the election of directors, and therefore any abstentions or broker non-votes will not affect the election of the candidates receiving a plurality of the votes cast.

THE BOARD OF DIRECTORS RECOMMEND A VOTE "FOR" PROPOSAL #1

DIRECTORS OF THE COMPANY

NOMINEES FOR TERMS EXPIRING 2006

The following persons, each of whom is currently serving as director, have been nominated to serve as directors for the three-year term which will expire at the Company's annual meeting of stockholders in 2006:

Name and Principal Occupation Past Five Years and Other Directorships	<u>Age</u>	Year First Elected <u>Director</u>
DONALD B. NESTOR is a Certified Public Accountant and a Partner in the CPA firm of Toothman Rice, P.L.L.C. and is in charge of the firm's Buckhannon, West Virginia office. Mr. Nestor has served in that capacity since 1975.	54	2000
STEVEN R. WILLIAMS has served as President and Director of PDC since March 1983. Prior to joining PDC, Mr. Williams was employed by Exxon until 1979 and attended Stanford Graduate School of Business, graduating in 1981. He then worked with Texas Oil and Gas until July 1982, when he joined Exco Enterprises, an oil and gas investment company as manager of operations.	52	1983
KIMBERLY LUFF WAKIM was elected by the Board of Directors to serve as a director in January 2003 to complete the unexpired term of Mr. Roger Morgan, who retired from the Board. Ms. Wakim is an attorney and Certified Public Accountant, and is a partner in the law firm of Thorp Reed & Armstrong, LLP. Ms. Wakim joined Thorp Reed & Armstrong LLP in 1990.	45	2003

CONTINUING DIRECTORS TERMS EXPIRING IN 2004

VINCENT F. D'ANNUNZIO has served as president of Beverage Distributors, Inc. located in Clarksburg, West Virginia since 1985.	50	1989
JAMES N. RYAN has served as President and Director of PDC from 1969 to 1983 and was elected Chairman and Chief Executive Officer in March 1983.	71	1969

CONTINUING DIRECTORS TERMS EXPIRING IN 2005

DALE G. RETTINGER has served as Vice President and Treasurer of PDC since July 1980, and was appointed Chief Financial Officer in September 1997. Mr. Rettinger was elected Director in 1985. Previously Mr. Rettinger was a partner with Main Hurdman, Certified Public Accountants, having served in that capactiy since 1976.	58	1985
JEFFREY C. SWOVELAND has served as Chief Financial Officer of Body Media located in Pittsburgh, Pennsylvania, which develops body monitoring technologies, since September, 2000. Prior thereto, Mr. Swoveland was Vice President-Finance and Treasurer of Equitable Resources, Inc. since 1994.	47	1991

Committees of the Board of Directors

The Company has four standing committees of the Board of Directors: the Executive Committee; the Audit Committee; the Nominating Committee; and the Compensation Committee. The Executive Committee is comprised of Messrs. Ryan (Chair), Williams, and Rettinger. The Audit Committee is comprised of Messrs. Nestor (Chair), D'Annunzio, and Swoveland. The Compensation Committee is comprised of Messrs. Swoveland (Chair), D'Annunzio and Nestor. The Nominating Committee is comprised of Messrs. D'Annunzio (Chair), Nestor and Swoveland.

The functions performed by the Executive Committee include handling important Board of Directors matters that arise between Board of Directors meetings, serving as a liaison between the Board of Directors and senior management on important matters requiring Board of Directors attention.

The Audit Committee is comprised entirely of Directors who are independent of the Company under Rule 4200(a)(15) of the National Association of Securities Dealers' ("NASD") listing standards. The Audit Committee met three times in 2002. The functions performed by the Audit Committee include the selection of the Company's independent accountants, determining the compensation of the independent accountants, and overseeing their work; reviewing the scope of the audit to be conducted by the independent accountants and reviewing with the Company's independent accountants the results of audits performed by them; approving non-audit services to be provided to the Company by the independent accountants; and overseeing and reviewing the Company's monthly and quarterly unaudited financial statements. These reviews include the adequacy of cash flow and the status of credit arrangements of the Company. In performing its responsibilities, the Audit Committee monitors the integrity of the Company's financial reporting process and systems of internal controls regarding finance, accounting and legal compliance; monitors the independence of the independent accountants; and provides an avenue of communications among the independent accountants, management and the Board of Directors. The Board of Directors has adopted the Charter of the Audit Committee attached to this Proxy Statement as Exhibit A. The Board of Directors continues to assess the adequacy of the Charter and expects to adopt revisions to it following the adoption of new corporate governance standards by the National Association of Securities Dealers, Inc. and SEC rules regarding the responsibilities of the Audit Committee under the Sarbanes-Oxley Act of 2002.

The Nominating Committee is comprised entirely of Directors who are independent of the Company under Rule 4200(a)(15) of the NASD's listing standards. The Nominating Committee met two times in 2002. The functions performed by the Nominating Committee include reviewing the candidates for directorships and determining the Nominees for election to the Board of Directors.

The Company's By-Laws require stockholders who wish to submit to the annual meeting of stockholders nominations of persons for election to the Board of Directors to follow certain procedures. The stockholder must give written notice to the Corporate Secretary at 103 East Main Street, Bridgeport, West Virginia 26330, not later than 80 days nor earlier than 90 days prior to the first anniversary of the preceding year's annual meeting. The stockholder must be a stockholder of record at the time the notice is given. The written notice must set forth (a) as to each nominee all information relating to that person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934 (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made (1) the name and address of the stockholder, as they appear on the Company's books, and of such beneficial owner and (2) the class and number of shares of the Company's securities that are beneficially owned by such stockholder and the beneficial owner; and (c) any material interest of such stockholder and such beneficial owner in such nomination.

The Compensation Committee is comprised entirely of Directors who are independent of the Company under Rule 4200(a)(15) of the NASD's listing standards. The Compensation Committee met two times in 2002. The functions performed by this committee include setting compensation levels of senior management and directing levels of corporate stock options and other benefit plans of the Company. In this regard, the committee engages consultants and monitors trends to ensure the Company's compensation levels are competitive in the oil and natural gas industry.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee are Messrs. D'Annunzio, Nestor and Swoveland. There are no relationships that would cause a Compensation Committee interlock as defined under applicable SEC regulations.

Indemnification of Directors and Officers

The Company's By-Laws provide that the Company shall indemnify any director, officer, employee, or other agent of the Company who is or was a party, or is threatened to be made a party, to any proceeding (other than an action by or in the right of the Company to procure a judgment in its favor) by reason of the fact that such person is or was an agent of the Company, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with such proceeding, if that person acted in good faith and in a manner that person reasonably believed to be in the best interest of the Company, and in the case of a criminal proceeding, had no reasonable cause to believe the conduct of that person was unlawful.

The Company has entered into separate indemnification agreements with each of its directors and officers whereby the Company has agreed to indemnify the director or officer against all expenses, including attorneys' fees, and other amounts reasonably incurred by the officer or director in connection with any threatened, pending or completed civil, criminal, administrative or investigative action or proceeding to which such person is party by reason of the fact that he is or was a director or officer, as the case may be, of the Company, if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, the person had no reasonable cause to believe such conduct to be unlawful. The agreements provide for the advancement of expenses and that the Company has the right to purchase and maintain insurance on behalf of the director or officer against any liability or liabilities asserted against him, whether or not the Company would have the power to indemnify the person against such liability under any provision of the agreement. The Company has agreed to indemnify such person against expenses actually and reasonably incurred in connection with any action in which the person has been successful on the merits or otherwise. Indemnification must also be provided by the Company (unless ordered otherwise by a court) only as authorized in the specific case upon a determination that the indemnification of the person is appropriate because he has met the applicable standard of conduct described in the agreement made by (i) the Board of Directors, by a majority vote of a quorum consisting of directors who are not parties to such action or proceeding, (ii) by independent legal counsel in a written opinion or (iii) the shareholders of the Company.

Director Compensation

Each non-employee director of the Company is paid an annual fee of $20,000. Each director who was also an employee of the Company was paid an annual fee of $10,000 in 2002. Beginning in 2003, employee directors of the Company will not receive a fee for their services as a director of the Company.

EXECUTIVE COMPENSATION

The following table sets forth in summary form the compensation received during each of the Company's last three fiscal years by the Chief Executive Officer and by each other executive officer of the Company whose salary and bonus exceeded $100,000 in 2002 (the "Named Executives").

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation	
		Salary($)	Bonus (1)(2)($)	Other Annual Compensation($)(3)	Securities underlying Options (#)(5)	All Other Compensation($)(5)
James N. Ryan	2002	198,525	672,582	63,206(4)		20,167
Chairman and Chief	2001	192,435	848,808	10,000		18,346
Executive Officer	2000	182,715	712,332	10,000		10,500
Steven R. Williams	2002	160,125	672,582	10,000		20,167
President	2001	154,035	848,808	10,000		18,346
and Director	2000	144,315	712,332	10,000		10,500
Dale G. Rettinger	2002	160,125	672,582	10,000		20,167
Executive Vice President,	2001	154,035	848,808	10,000		18,346
Treasurer, and Director	2000	144,315	712,332	10,000		10,500

(1)   Includes bonuses earned in the reported fiscal year and paid in the following fiscal year.

(2)   In 1994, the Board of Directors approved a deferred compensation arrangement for the Named Executives. See "Employment and Other Agreements and Arrangements." Under the arrangements, each Named Executive could choose to defer any portion of his bonus compensation until retirement or separation from the Company or termination of the plan by the Company. Included are deferred bonuses the Named Executives voluntarily deferred of $30,000 each in 2002, $50,000 for Mr. Ryan and $150,000 each for Messrs. Williams and Rettinger in 2001, and $150,000 each in 2000. In 2002, 2001 and 2000, $30,000 of the deferred bonus compensation of Messrs. Williams and Rettinger was utilized to pay the premiums of split-dollar life insurance policies for Messrs. Williams and Rettinger. The Company terminated the deferred compensation plans during the first quarter of 2003 and distributed the amounts previously deferred. Currently, the Company does not have any deferred compensation arrangements.

(3)   Except with respect to Mr. Ryan in 2002, the dollar value of perquisites and other personal benefits for the Named Executives was less than the established reporting threshold. Additionally, the respective Named Executives received fees as directors of the Company in the amount of $10,000 per year.

(4)   The amount includes personal use of a company car of $1,901, life insurance $25,338, and medical reimbursement of $25,967 for 2002.

(5)   This amount includes contributions made by the Company under the Company's Employee Profit Sharing Plan and 401(k) plan. In 2002 and 2001 the Company contributed $200,000 and $200,000, respectively, to the Employee Profit Sharing Plan. Of these contributions, each of the Named Executives was credited $8,167 in 2002 and $7,846 in 2001. The Company provided a matching of 401(k) contribution based upon all employees respective contributions. Of the total Company matching contribution of $288,000, $260,800 and $252,600 in 2002, 2001 and 2000, each of the Named Executives was credited with matching contributions of $12,000 in 2002 and $10,500 in 2001 and 2000.

EXECUTIVE COMPENSATION

Compensation Committee Report

The Compensation Committee of the Board of Directors consists of three independent directors who are not employees of the Company. The Committee reviews the Company's executive compensation program and policies each year and determines the compensation of the executive officers. The committee also administers the Company's Savings and Protection Plan (the "401(k) Plan"), various Employee Stock Option Plans, and the Company's Profit Sharing Plan.

The Committee's overall policy regarding compensation of the Company's executive officers is to provide competitive salary levels and compensation incentives that (i) attract and retain individuals of outstanding ability in these key positions, (ii) recognize individual performance and the performance of the Company relative to the performance of other companies of comparable size, complexity and quality, and (iii) support both the short-term and long-term goals of the Company. The Compensation Committee believes this approach closely links the compensation of the Company's executives to accomplishments of Company goals that coincide with shareholder objectives.

In addition, the Compensation Committee considers the anticipated tax treatment of the Company's executive compensation program. Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally limits the corporate tax deduction for compensation paid to executive officers named in the Summary Compensation Table to $1 million, unless certain conditions are met. The Company's policy is to qualify all executive compensation for deduction under applicable tax laws to the maximum extent possible.

The compensation program includes three elements that, taken together, constitute a flexible and balanced method of establishing total compensation for the Company's executive officers. These elements are (i) base salary, (ii) annual bonus plan awards, and (iii) long-term incentive awards, which consist of stock option grants from shareholder-approved plans.

Providing Competitive Levels of Compensation. The Compensation Committee attempts to provide the Company's executives with a total compensation package that is competitive with the market for executives holding comparable positions. The Committee determines a competitive level of compensation for each executive based on information drawn from a variety of sources, including proxy statements of other companies and surveys conducted by compensation consultants. The Compensation Committee retained an independent consultant in 2002 to review and provide survey data to the to compare the Company's executive compensation with compensation levels of companies in an industry peer group. The Committee used that information to develop new employment contracts for Executives to be effective in 2004 and beyond as described in the "2004 Employment Agreements" below.

For 2002 and 2003 the compensation of the CEO and executive officers was determined by the terms of their existing employment agreements and the performance of the Company.

Base Salaries. The base salaries of the CEO and other executive officers of the Company were determined by their employment agreements, and included a "cost of living" increase from the 2001 level. As CEO, Mr. Ryan received a salary of $198,525 in 2002. Even though Mr. Ryan's salary was fixed by the terms of his employment agreement, his salary was in the lowest 25% of salaries in comparison to a peer group of companies selected by the Company's compensation consultant, while the Company's performance was in the top 25% for most performance measures for the same group.

Annual Performance Bonuses. The purpose of the annual bonus plan is to provide motivation toward and reward the accomplishment of corporate annual objectives and to provide a competitive compensation package that will attract, reward and retain individuals of the highest quality. As a pay-for-performance plan, cash bonus awards are paid based upon the achievement of corporate performance objectives.

Each of the executive officers of the Company earned an annual performance bonus based on the Company's performance and the terms of the employment agreements. During 2002 the CEO, Mr. Ryan, earned a bonus of $672,582.

Long-Term Incentive Program. The long-term incentive program is used to focus management attention on Company performance over a period of time longer than one year in recognition of the long-term horizons for return on investments and strategic decisions in the energy industry. The program is designed to motivate management to assist the Company in achieving a high level of long-term performance and serves to link this portion of executive compensation to long-term stockholder value. Pursuant to the long-term incentive program, the Compensation Committee may award stock options to executive officers on an annual basis. No options were awarded to any executive officer of the Company during 2002.

New Executive Employment Agreements

The current employment agreements with the executive officers of the Company expire at the end of 2003. To help assure continuity and a smooth transition following the retirement of Mr. Ryan as CEO at the end of 2003, the Compensation Committee has negotiated new employment agreements with Steven R. Williams, who will act as President and CEO upon Mr. Ryan's retirement, and Dale G. Rettinger, Executive Vice President and Chief Financial Officer.

The Compensation Committee commissioned a peer group compensation study from a nationally recognized executive compensation consultant, retained the services of an attorney specializing in executive compensation contracts, and reviewed survey information to help it structure agreement terms consistent with the compensation goals of the Company.

Although the compensation consultants' report found that the Company has consistently performed at or above the 75th percentile for many performance measures compared to the selected peer group, the Compensation Committee settled on the average of the group salary and bonus compensation to use as its guidelines. Some of the key provisions of the contracts include an initial salary level of $300,000 per year, and a maximum bonus amount equal to the salary. Even at the maximum bonus levels, the new contracts would result in significantly lower total salary and bonus payments for Messrs. Williams and Rettinger than they earned in 2002 under the current contracts.

Under the terms of the agreement, adjustments to salary may be made annually by the Compensation Committee at its sole discretion. In addition, 75% of the bonus will be based on performance goals established by the Compensation Committee before the beginning of the contract year, with up to 25% of the maximum bonus amount to be awarded at the end of the contract year at the discretion of the Compensation Committee.

Disolution of Executive Deferred Compensation Plans.

The Compensation Committee recommended and the Board approved the dissolution of the Company's Executive Deferred Compensation Plan in the first quarter of 2003. Prior contributions were distributed to the plan participants, making the deferred amounts tax deductible for the Company in 2002.

Respectfully,

THE COMPENSATION COMMITTEE

Jeffrey C. Swoveland, Chair
Vincent F. D'Annunzio
Donald B. Nestor

Aggregated Option Exercises in Last Fiscal Year
and Fiscal Year-End Option Values

The following table provides certain information with respect to options exercised during 2002 by the persons named in the summary compensation under the Company's stock option plans. The table also represents information as to the number of options outstanding as of December 31, 2002 with respect to options granted pursuant to the Company's Employee Stock Option Plans. No options were granted in the last fiscal year.

	Number of Shares Exercised	Value Realized ($)*	Number of Unexercised Options at Year-end		Value of Unexercised In-The-Money Options at Year-End(1)($)	
			Exercisable	Unexercisable	Exercisable*	Unexercisable
James N. Ryan	70,000	368,550	108,000	-	18,900	-
Steven R. Williams	-	-	178,000	-	311,150	-
Dale G. Rettinger	-	-	178,000	-	311,150	-

 *Market value of the underlying securities at exercise or year-end, as applicable, minus the exercise price.

(1)   On December 31, 2002, the closing sales price of the Common Stock was $5.30 per share.

Employment and Other Agreements and Arrangements

The Company has entered into employment agreements with each of the Named Executives, each of which has a term ending December 31, 2003. Pursuant to the respective terms of the employment agreements, each of the Named Executives is entitled to receive the basic annual salary set forth therein that is subject to increase, but not decrease (unless dire economic circumstances as declared by the Board of Directors requires a reduction for all senior executive employees of the Company), as the Board of Directors may determine to reflect changes in the cost of living, the financial success of the Company and the performance of such Named Executive. For 2002, the basic salary has been set by the Board of Directors under the respective agreements as $198,525 for Mr. Ryan, $160,125 for Mr. Williams and $160,125 for Mr. Rettinger. Each Named Executive is also entitled to be paid an annual bonus equal to 2.5% of the Company's annual earnings in excess of $300,000 without deduction for depreciation, depletion, and amortization and income taxes. The Company has been required to establish a deferred compensation plan, described below, for the Named Executives and to fund such plan with an annual contribution of $30,000 commencing in 1994. Commencing January 1, 2004, each of the three executive officers will vest and be entitled to receive an annual payment equal to $60,000 for Mr. Ryan and $40,000 for Mr. Rettinger and Mr. Williams per year upon retirement from the Company and continuing for 10 years payable on July 1st of each successive year.

In the event of a change in control of the Company, each Named Executive has the right within six months after such change of control to elect to terminate his employment under his employment agreement and receive severance compensation equal to the sum of his basic salary plus an amount equal to the average bonus paid to him over the preceding three years as provided in the agreement multiplied by the remaining years of the employment agreement, provided, however, that the minimum severance compensation must not be less than the amount equal to three years of basic compensation plus an amount equal to three times the average bonus paid to such person over the preceding three-year period.

Each employment agreement also provides that if the Company obtains the right to sell working interests in any drilling program, the Named Executive is entitled to participate as an investor in such oil and gas drilling project subject to the prior approval by the Board of Directors of the terms of any such participation.

Each employment agreement contains a standard non-disclosure covenant. Each employment agreement also provides that the Named Executive is prohibited during the term of his employment and for a period of one year following his termination from engaging in any business that is competitive with the Company's oil and gas drilling business, unless his termination results from a change of control of the Company. During any period for which the non-competition provision prohibits the officer from pursuing activities that would compete with the Company's business as provided in the agreement following termination of the agreement, the Company is required to pay the officer his basic salary and bonus as provided in the agreement.

Each employment agreement may be terminated for cause for willful misfeasance or malfeasance, disregard of the Named Executive's duties or negligence related to the performance of his duties, if so determined by a court of competent jurisdiction. Also, the Company may terminate the employment agreement without cause, in which case the Company must either (i) reassign the Named Executive to a comparable executive position or designate him as a consultant for the remaining term of his agreement or (ii) pay him liquidated damages in an amount equal to his then basic salary for the remaining term of the employment agreement, with a minimum payment equal to twelve months of basic salary.

The Company has entered into stock redemption agreements with each of the Named Executives. The agreements require the Company to maintain life insurance policies on each of them in the amount of $1 million. At the election of the Named Executive's estate or heirs made within one year of such person's death, the Company must utilize the proceeds from such insurance policies to purchase from his estate or heirs all or a portion of his shares of the Company's Common Stock owned by him, including shares subject to outstanding stock options or warrants owned by such Named Executive at the time of his death, up to an aggregate sale price of $1 million. The purchase price for such shares of Common Stock will be based upon the average closing asked price for the Company's Common Stock as quoted by Nasdaq during a specified period. The Company is not required to purchase any shares in excess of the amount provided by such insurance policies. If the Named Executive's estate or heirs elect not to sell any or all of the shares to the Company, the estate or heirs will be precluded from selling the shares to anyone for a period of two years after the date of the person's death, except that the shares may be transferred into the names of the decedent's heirs and beneficiaries and the stock sold pursuant to Rule 144 under the Securities Act. If the Named Executive terminates his employment with the Company or disposes of all or substantially all of his shares of Common Stock in the Company, the Named Executive has the right to purchase his respective insurance policy for a price equal to the cash surrender value of the policy as of the date of such event. If the Named Executive fails to purchase the policy within ninety days after such event, the Company may cancel all policies covering the life of the Named Executive. The stock redemption agreements will terminate upon bankruptcy or cessation of business by the Company.

Mr. Ryan, Mr. Williams and Mr. Rettinger are also the participants in the Company's deferred bonus compensation plan. Under this plan, the Company's Board of Directors must declare a year-end bonus for each participant, the receipt of which is automatically deferred pursuant to the plan, unless prior to the beginning of a particular year, the participant enters into a voluntary bonus compensation agreement under which he irrevocably elects to receive his year-end bonus as cash compensation, payable as soon as practicable following the end of the year. The amount of the participant's year-end bonus is a minimum of $30,000 or such greater amount as may be declared by the Board of Directors. The participant also has the right to elect to defer receipt of his other bonus compensation under this plan. Any bonus compensation deferred under this plan will not be paid until such participant's retirement, or upon termination of employment, disability or death or upon hardship, as provided in the plan. A trustee selected by the Board of Directors maintains accounts for each participant under the plan. The Company has reserved the right to terminate the deferred bonus compensation plan, in whole or in part, at any time and without liability for such termination or discontinuance. The Company terminated the deferred compensation plan in the first quarter of 2003.

Stock Option Plans

Under the Company's incentive stock option plans, options to purchase shares of Common Stock of the Company may be granted to certain officers and key employees of the Company, which options are intended to qualify as incentive stock options under the provisions of the Internal Revenue Code. The options may be exercised six months after the date of grant. Options will expire ten years from the date of grant if not exercised. A dissolution or liquidation of the Company or a merger or consolidation in which the Company is not the surviving corporation will cause each outstanding option to terminate, provided that each optionee, in such event, will have the right immediately prior to said dissolution or liquidation or merger or consolidation to exercise his option in whole or in part without regard to any installment vesting provisions with respect to such options. All options have been granted under the plans, and no additional options are available for grant under the plans.

The following table shows at December 31, 2002, the number of outstanding options and the weighted average exercise price of those options.

Plan	Number of securities to be issued upon exercise of outstanding options. (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,160,000	$4.48	-
Equity compensation plans not approved by security holders	-	-	-
Total	1,160,000	$4.48	-

Key-Man Life Insurance

The Company maintains key-man life insurance policies on the lives of Messrs. Ryan, Williams and Rettinger in the amounts of $5.0 million, $1.0 million, and $1.0 million, respectively. The Company is the beneficiary of each policy.

Employee 401k and Profit Sharing Plan

In 1987, the Company established a retirement plan qualified under Section 401(k) of the Internal Revenue Code. The plan is funded by employee contributions and a company matching contribution. Administrative costs of the plan are borne by the Company. The employees choose from eight investment programs and, therefore, the amount of an individual's plan assets depends on the amount of their contributions and the performance by their chosen investments.

In 1992, the Company began a Profit Sharing Retirement plan to supplement the 401(k) Plan. Contributions are dependent on corporate profitability and are at the discretion of the Board of Directors of the Company. The Company filed and qualified the plan with the Internal Revenue Service.

<u>Stockholder Performance Graph</u>

The following graph illustrates the cumulative total return on the Company's common stock over a five year period ended December 31, 2002, compared to the cumulative total returns for the same period for the S&P 500 Index and a peer group index. The peer group index consists of 186 Crude Petroleum and Natural Gas Companies. The cumulative total stockholder return computations assume the investment of $100 in Company common stock, the S&P 500 Index and the peer group index. The table includes the cumulative shareholder return assuming the reinvestment of dividends.



Petroleum Development Corporation Stock Performance Graph

	12/31/1997	12/31/1998	12/31/1999	12/31/2000	12/31/2001	12/31/2002
Petroleum Development Corporation	100.00	58.33	72.62	125.01	117.52	100.95
Industry Index	100.00	80.10	97.85	124.30	114.03	121.59
Broad Market Index	100.00	128.58	155.64	141.46	124.65	97.10

Legend: ◆ Petroleum Development Corporation ■ Industry Index ▲ Broad Market Index

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding ownership of the Company's Common Stock as of March 31, 2003 by (a) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock; (b) each director of the Company; (c) each Named Executive; (d) all directors and executive officers as a group.

Name and Address	Beneficial Ownership (1)	
	Number	Percent
Fidelity Management 82 Devonshire Street Boston, MA 02109	1,624,500	10.4
Dimensional Fund Advisors Inc. 1299 Ocean Avenue Santa Monica, CA 90401	1,154,000	7.4
Steven R. Williams(2) 103 East Main Street Bridgeport, WV 26330	548,426	3.5
Dale G. Rettinger(2) 103 East Main Street Bridgeport, WV 26330	472,016	3.0
James N. Ryan(3)(5) 103 East Main Street Bridgeport, WV 26330	266,089	1.7
Vincent F. D'Annunzio	37,899	*
Jeffrey C. Swoveland	16,728	*
Donald B. Nestor	1,000	*
Kimberly Luff Wakim	-	-
All directors and executive officers as a group (8 persons)(4)	1,342,158	8.6

* Less than 1%

(1) Includes shares over which the person currently holds or shares voting or investment power. Unless otherwise indicated in the footnotes to this table, the persons named in this table have sole voting and investment power with respect to the shares beneficially owned.

(2) Includes options to purchase 178,000 shares that such person can currently exercise within 60 days.

(3) Includes options to purchase 108,000 shares that such person can currently exercise within 60 days.

(4) Includes options to purchase 464,000 shares that such persons can currently exercise within 60 days.

(5) On April 4, 2002, the Company purchased 580,969 shares from Mr. Ryan for $6.37 per share, the closing market less an allowance for brokerage fees. The purchase was made to accommodate Mr. Ryan's need to diversify his portfolio in advance of his retirement at the end of his current contract. The Board received a fairness opinion with respect to the purchase price from an investment banking firm. The shares were retired by the Company.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than 10% of a Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and holders of more than 10% of the Common Stock are required by regulations promulgated by the Commission pursuant to the Exchange Act to furnish the Company with copies of all Section 16(a) forms they file. The Company assists officers and directors, and will assist beneficial owners, if any, of more than 10% of the Common Stock, in complying with the reporting requirements of Section 16(a) of the Exchange Act.

Based solely on its review of the copies of such forms received by it, the Company believes that since January 1, 2002, all Section 16(a) filing requirements applicable to its directors, officers and greater than 10% beneficial owners were met.

Report of the Audit Committee

Audit Committee Report to Shareholders

The Audit Committee of the Board is composed of three directors and operates under a written charter adopted by the Board of Directors. Each member of the committee meets the independence requirements of Rule 4200(a)(15) of the NASD's listing standards. The duties of the Committee are summarized in this proxy statement under "Committees of the Board of Directors" and are more fully described in the charter, which is attached as Exhibit A.

Management is responsible for the Company's internal controls and preparation of the consolidated financial statements in accordance with generally accepted accounting principles. The Company's independent auditor is responsible for performing an independent audit of consolidated financial statements in accordance with generally accepted auditing standards and issuing a report thereon. The Committee's responsibilities include monitoring and overseeing these processes.

In this context, the Committee reviewed and discussed the Company's audited consolidated financial statements for the year ended December 31, 2002 (the "Audited Financial Statements") with management and the Company's independent auditors for 2002, KPMG LLP. The Committee also discussed with KPMG LLP the matters required to be discussed by Statement of Auditing Standards No. 61, as amended (*Communication with Audit Committees*), and KPMG LLP directly provided reports on significant matters to the Committee.

The Committee has received the written disclosures and the letter from KPMG LLP required by Independence Standards Board Standard No. 1 (*Independence Discussion with Audit Committees*), and has discussed with KPMG LLP its independence from the Company. The Committee also considered whether the provision of non-audit services by KPMG LLP was compatible with maintaining the independent auditor's independence.

The Committee has discussed with management and KPMG LLP such other matters and received such assurances from them as the Committee deemed appropriate.

Based on the foregoing review and discussions and relying thereon, the Committee recommended that the Board of Directors include the Audited Financial Statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2002.

In addition, the Committee appointed KPMG LLP as the Company's independent auditor for 2003. This appointment is subject to ratification by the Company's stockholders.

Respectfully,

THE AUDIT COMMITTEE

Donald B. Nestor, Chair
Vincent F. D'Annunzior
Jeffrey C. Swoveland

Audit Fees

The aggregate audit fees billed for professional services rendered by KPMG LLP for the audit of our annual financial statements for the year ended December 31, 2002, including reviews of the condensed financial statements included in our quarterly reports on Form 10-Q for the year ended December 31, 2002, were $102,423.

Financial Information Systems Design and Implementation Fees

KPMG LLP did not render any professional services to the Company in 2002 with respect to financial information systems design and implementation.

All Other Fees

Other non-audit related fees include annual audits on the financial statements and related tax services of 54 limited partnerships for which the Company acts as managing general partner. The aggregate billing for those professional services was $239,289 in audit fees and $4,000 in tax services for the year ended December 31, 2002. In addition, fees of $1,900 were billed during the year ended December 31, 2002 relating to registration statements filed with the Securities and Exchange Commission.

Pre-Approval Policies and Procedures

The Sarbanes-Oxley Act of 2002 requires that all services provided to the Company by its independent accountants be subject to pre-approval by the Audit Committee or authorized members of the Committee. The Audit Committee has adopted policies and procedures for pre-approval of all audit services and non-audit services to be provided by the Company's independent accountants. Services necessary to conduct the annual audit must be pre-approved by the Audit Committee annually at a meeting. Permissible non-audit services to be performed by the independent accountant may also be approved on an annual basis by the Audit Committee if they are of a recurring nature. Permissible non-audit services to be conducted by the independent accountant which are not eligible for annual pre-approval must be pre-approved individually by the full Audit Committee or by an authorized Audit Committee member. Actual fees incurred for all services performed by the independent accountant will be reported to the Audit Committee after the services are fully performed. The duties of the Committee are summarized in this Proxy Statement under "Committees of the Board of Directors," above and are more fully described in the Audit Committee Charter, which is attached as Exhibit A to this Proxy Statement.

PROPOSAL #2

RATIFICATION OF SELECTION OF INDEPENDENT ACCOUNTANTS

At the Meeting, the Stockholders of the Company will be asked to ratify the Audit Committee's selection of KPMG LLP as the Company's certified public accountants for the fiscal year ended December 31, 2003. KPMG LLP conducted the audit for the fiscal year ended December 31, 2002. A representative of KPMG LLP will be present at the Meeting, will have an opportunity to make statements if he so desires, and will be available to respond to appropriate questions.

Vote Required

A majority of the votes cast at the Annual Meeting, in person or by proxy, is required for the ratification of the Audit Committee's selection of independent accountants. Abstentions and broker non-votes will not be considered as votes cast with respect to the ratification of the Audit Committee's selection of independent accountants.

THE BOARD OF DIRECTORS RECOMMEND A VOTE "FOR" PROPOSAL #2

OTHER BUSINESS

As of the date of this Proxy Statement, management of the Company is not aware of any matters to be brought before the Annual Meeting other than the matters set forth in this Proxy Statement. However, if other matters properly come before the Meeting, it is the intention of the proxy holders named in the enclosed form of proxy to vote in accordance with their discretion on such matters pursuant to such proxy.

Advance Notice Procedures

Under the Company's By-Laws, no business may be brought before an annual meeting of the Company unless it is specified in the notice of the meeting or is otherwise brought before the meeting by or at the direction of the Board of Directors or by a stockholder entitled to vote who has delivered advance notice to the Company. The notice must contain certain information specified in the By-Laws and be delivered to the Corporate Secretary of the Company at 103 East Main Street, Bridgeport, West Virginia 26330, not less than 80 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting. These requirements are separate from and in addition to the SEC's requirements that a stockholder must meet in order to have a stockholder proposal included in the Company's proxy statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

General

The enclosed Proxy is solicited by the Company's Board of Directors. The cost of solicitation of such proxies will be borne by the Company. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable and appropriate expenses incurred by them in sending proxy materials to the beneficial owners of the Company's common stock. The Company has retained Georgeson Shareholder Communications, Inc., a proxy solicitation firm, to assist in the solicitation of proxies for a fee of $20,000, plus reimbursement of expenses. The fee is Georgeson's customary fee for a meeting of a routine nature. The Company and Georgeson agree that, in the event the meeting were to involve matters deemed to be non-routine, such fee shall be subject to adjustment. The Company has paid Georgeson $10,000 to date. In addition to solicitations by mail, directors, officers and employees of the Company may solicit proxies personally, by telephone or by telegraph without additional compensation.

Stockholder Proposals for 2004 Annual Meeting

In order to be included in the Company's proxy statement for the 2004 annual meeting of stockholders, stockholder proposals must be received by the Company at its principal executive office on or prior to January 17, 2004. Proposals should be addressed to Corporate Secretary, Petroleum Development Corporation, 103 East Main Street, Bridgeport, West Virginia 26330.

In addition, for any proposal that is not submitted for inclusion in next year's proxy statement, but is instead sought to be presented directly at the 2004 annual meeting of stockholders, SEC rules permit management to vote proxies in its discretion if the Company (1) receives written notice of the proposal not later than March 25, 2004, nor earlier than March 14, 2004, and advises stockholders in the 2004 proxy statement about the nature of the matter and how management intends to vote on the matter; or (2) does not receive written notice of the proposal prior to the close of business on March 25, 2004. Notices of intention to present proposals at the 2004 annual meeting of stockholders should be addressed to Corporate Secretary, Petroleum Development Corporation, 103 East Main Street, Bridgeport, West Virginia 26330.

By Order Of The Board of Directors

James N. Ryan
Chairman

Dated: May 19, 2003

THE COMPANY WILL PROVIDE WITHOUT CHARGE TO ANY PERSON WHO IS A RECORD OR BENEFICIAL HOLDER OF COMMON STOCK OF THE COMPANY, ON WRITTEN REQUEST OF SUCH PERSON, A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002 INCLUDING FINANCIAL STATEMENTS AND SCHEDULES THERETO, WHICH THE COMPANY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. COPIES MAY BE OBTAINED BY WRITING TO CORPORATE COMMUNICATIONS DEPARTMENT, PETROLEUM DEVELOPMENT CORPORATION, P.O. BOX 26, BRIDGEPORT, WEST VIRGINIA 26330.

PETROLEUM DEVELOPMENT CORPORATION
Charter of the Audit Committee of the Board of Directors

I.   Audit Committee Purpose

The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities. The Audit Committee's primary duties and responsibilities are to:

-    Monitor the integrity of the Company's financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance.

-    Monitor the independence and performance of the Company's independent auditors.

-    Provide an avenue of communication among the independent auditors, management and the Board of Directors.

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the independent auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company's expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

II.   Audit Committee Composition and Meetings

Audit Committee members shall meet the requirements of the NASDAQ Stock Exchange. The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent non-executive directors, free from any relationship that would interfere with the exercise of his or her independent judgment. All members of the Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, and at least one member of the Committee shall have accounting or related financial management expertise.

Audit Committee members shall be appointed by the Board on recommendation of the Board of Directors. If an audit committee Chair is not designated or present, the members of the Committee may designate a Chair by majority vote of the Committee membership.

The Committee shall meet at least two times annually, or more frequently as circumstances dictate. The Audit Committee Chair shall prepare and/or approve an agenda in advance of each meeting. The Committee should meet privately in executive session at least annually with management, the independent auditors, and as a committee to discuss any matters that the Committee or each of these groups believe should be discussed.

Ill.   Audit Committee Responsibilities and Duties

The Audit Committee shall have the sole authority to appoint or replace the independent auditors (subject, if applicable, to stockholder ratification). The Audit Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing audit report or related work. The independent auditor shall report directly to the Audit Committee. The Audit Committee shall pre-approve all audit services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its independent auditor.

Review Procedures

1.   Review and reassess the adequacy of this Charter at least annually. Submit the charter to the Board of Directors for approval and have the document published at least every three years in accordance with SEC regulations.

2.   Review the Company's annual audited financial statements. Review should include discussion with management and independent auditors of significant issues regarding accounting principles, practices, and judgments.

3.   In consultation with the management and the independent auditors, consider the integrity of the Company's financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures. Review significant findings prepared by the independent auditors together with management's responses.

4.   Review with financial management the company's quarterly financial results. Discuss any significant changes to the Company's accounting principles and any items required to be communicated by the independent auditors in accordance with SAS 61 (see item 9). The Chair of the Committee or another member of the Committee designated by the Chair may represent the entire Audit Committee for purposes of this review.

Independent Auditors

5.   The independent auditors are ultimately accountable to the Audit Committee and the Board of Directors. The Audit Committee shall review the independence and performance of the auditors and annually recommend to the Board of Directors the appointment of the independent auditors or approve any discharge of auditors when circumstances warrant.

6.   Approve in advance the fees and other significant compensation to be paid to the independent auditors for audit services and permitted non-audit services.

7.   On an annual basis, the Committee shall review and discuss with the independent auditors all significant relationships they have with the Company that could impair the auditors' independence.

8.   Review the independent auditors audit plan — discuss scope, staffing, reliance upon management, and general audit approach.

9.   Discuss the results of the audit with the independent auditors. Discuss certain matters required to be communicated to audit committees in accordance with AICPA SAS 61.

10.   Consider the independent auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

Legal Compliance

11.   On at least an annual basis, review with the Company's counsel, any legal matters that could have a significant impact on the organization's financial statements, the Company's compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

Other Audit Committee Responsibilities

12.   Annually prepare a report to shareholders as required by the Securities and Exchange Commission.

13.   Perform any other activities consistent with this Charter, the Company's by-laws, and governing law, as the Committee or the Board deems necessary or appropriate.

14.   Maintain minutes of meetings and periodically report to the Board of Directors on significant results of the foregoing activities.

ADOPTED MARCH 21, 2000
and Amended April 2, 2003

Petroleum Development Corporation

Proxy Solicited by the Board of Directors For Annual Meeting of Stockholders

The undersigned hereby appoints JAMES N. RYAN and DALE G. RETTINGER, and either of them, proxies, each with full power to act without the other and with full power of substitution for and in the name of the undersigned at the Annual Meeting of Stockholders of Petroleum Development Corporation (the "Company") to be held on June 13, 2003 at 10:00 A.M. and at any adjournment thereof to vote all shares of the Common Stock of the Company, held by the undersigned with respect to the following questions and on such other matters as may properly come before the meeting.

(1)   ELECTION OF DIRECTORS

☐ FOR all nominees listed below *(except as marked to the contrary below)*
☐ WITHHOLD AUTHORITY to vote for all nominees listed below
Donald B. Nestor, Kimberly Luff Wakim and Steven R. Williams

(INSTRUCTION: To withhold authority to vote for any nominee, circle that nominee's name above.)

(2)   To ratify and approve the selection of independent public accountants for the Company for the fiscal year ending December 31, 2003.
☐ FOR ☐ AGAINST ☐ ABSTAIN

(CONTINUED AND TO BE SIGNED ON THE OTHER SIDE)

The undersigned hereby acknowledges receipt of the Notice of Annual Meeting of Stockholders and Proxy Statement for such meeting dated June 13, 2003 and a copy of the Company's 2002 Annual Report.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS AND MAY BE REVOKED PRIOR TO ITS EXERCISE. THIS PROXY, WHEN PROPERLY EXECUTED AND RETURNED, WILL BE VOTED AS DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS INDICATED, IT WILL BE VOTED FOR PROPOSALS 1 AND 2.

_____, 2003

(Please sign EXACTLY as your name appears hereon) when signing as a representative capacity, please give full title.

IMPORTANT INFORMATION IS CONTAINED ON OTHER SIDE OF THIS CARD, PLEASE READ BOTH SIDES OF THIS CARD, SIGN, DATE AND RETURN YOUR PROXY PROMPTLY IN THE ENCLOSED ENVELOPE.